June 17, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Society Pass Incorporated

Draft Registration Statement on Form S-1

Submitted May 14, 2021

CIK No. 0001817511

Dear Staff:

On behalf of Society Pass Incorporated (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 27, 2021 with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “DRS/A1”) submitted on May 14, 2021 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the DRS (the “DRS/A2”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amended Draft Registration Statement on Form S-1

Capitalization, page 31

1. We note your response to comment 19 that the additional series C convertible preferred stock valued at $558,000 is contingent consideration you will recognize upon the completion of the initial public offering. Please confirm to us that this issuance will be reflected in your Capitalization and Dilution pro forma presentation.

The Company has added language to the footnote to the table in the section headed “Capitalization” on page 31 of the DRS/SA2 and to the footnote in the Dilution table in the section headed “Dilution” on page 32 of the DRS/A2 that specifies that the additional shares of series C preferred stock is not included in such tables and reads as follows:

“[does not include] shares of our common stock that would be issuable upon conversion of $558,000 of Series C Preferred Stock that are issuable upon the satisfaction of certain conditions that have not occurred and will not occur on or before the closing of this offering.”

Since the liability is contingent and the Series C convertible preferred stock will not be issued prior to or upon the completion of the initial public offering, the Company has not added it to the Capitalization or Dilution pro forma presentation but has added the above disclosure to the footnote to each table.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 33

2. We note your revised disclosure in your MD&A in response to comment 7. Please further revise your disclosure in your MD&A to describe with greater specificity and quantify the impact of COVID-19 on your operations, as well as update your disclosure regarding known trends and uncertainties that have had or likely will have a material impact on your business and results of operations as a result of COVID-19. In this regard, we note the content of Note 16, Subsequent Events, on page F-89. Please refer to CF Disclosure Guidance: Topic No. 9 for further guidance.

The Company has made the requested changes on pages 34 and 35 of the DRS/A2.

Consumer Facing Business, page 61

3. We note your response to comment 11 and your revisions to your disclosure. In this regard, under the picture of your #HOTTAB branded mobile payment device on page 67, in the sentence captioned as 1), please revise to make clear that it is presently not available.

The Company has made the requested revision in the DRS/A2 by revising the the sentence on page 67 captioned as 1) to read as follows:

“We expect that our #HOTTAB Mobile Payment Device, when available, will automate the checkout process by acting as credit card reader and a QR scanner for merchants in Nepal and Vietnam.”

Financial Statements of Society Pass Incorporated Note - 3 Summary of Significant Accounting Policies Share-Based Compensation, page F-18

4. We have reviewed your response comment 18. We note from your disclosure that your share-based payment awards are recorded in accordance with ASC 718. Please provide the disclosures required by ASC 718-10-50.

The Company has amended the accounting policies (page F-18) with further disclosure required by ASC 718-10-50

Pursuant to ASU 2018-07, “The Company follows ASC 718, Compensation—Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards (employee or non employee), are measured at grant-date fair value of the equity instruments that an entity is obligated to issue. Restricted stock units are valued using the market price of the Company’s common shares on the date of grant. As of March 31, 2021, those shares issued for service compensations were immediately vested, and therefore this amount is thus recognized as expense with an offset to preferred or common stock (for par value of shares issued) and APIC (for the balance). For the three months ended March 31, 2021 and 2020, the stock-based compensations are recorded in the General and administrative expenses within the Condensed Consolidated Statements of Operations and Other Comprehensive Loss.”

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

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